Annual Report

Cover Page

Name of issuer:

Nepal Tea Collective Public Benefit Corporation

Legal status of issuer:

> Form: Other
>
> Other (specify):   Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 1/1/2022

Physical address of issuer:

321 Newark Street
O31
Hoboken NJ 07030

Website of issuer:

http://nepalteacollective.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$880,567.03	$497,075.15
Cash & Cash Equivalents:	$164,010.00	$161,799.47
Accounts Receivable:	$292,536.27	$206,512.44
Short-term Debt:	$469,749.21	$211,106.95
Long-term Debt:	$89,500.00	$90,762.00
Revenues/Sales:	$801,803.58	$612,662.99
Cost of Goods Sold:	$453,481.18	$347,614.22
Taxes Paid:	$13,488.81	$12,320.06
Net Income:	($194,657.56)	($136,833.28)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Nepal Tea Collective Public Benefit Corporation

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

Reason for failure to comply:

Late filing

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nishu Acharya	Team Lead, Technical Account Manager	Enfusion Systems	2022
Nishchal Banskota	Founder & CEO	Nepal Tea Collective	2022
Nabin Banskota	Commercial Director : North America	TMF Group	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nishchal Banskota	President	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term

officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nishchal Banskota	840.0 Common Stock	84.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material

*information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited operating history: Nepal Tea Collective was established in 2016 and as such has a limited operating history. Since the company is in its early phase of growth, there is only limited business data (operational and financial) available to base its future performance. As with any new business, there are the imminent risks of attracting and retaining customers, attracting and retaining qualified team members, and raising additional capital if/when needed.

Operating losses: The company has an operating loss for the year 2021 and we expect to incur net losses for the next three years as a result of our growth efforts until we can produce sufficient revenues to cover the expenses, which might never occur.

Negative cash flow: The company does not expect to be cash-flow positive during its growth phase. The company expects to invest heavily to scale the business which will require additional capital. In a scenario where the company is unable to obtain capital in favorable terms, it might have to eventually scale down and minimize its expansion plans

Intellectual property issues: Intellectual property is not the core focus of the company and as such any unauthorized parties may copy or develop similar products, services or businesses entirely. In such cases, the company might not be adequately prepared with financial and other resources to identify and prosecute the use of intellectual properties. Similarly, the company may be subject to intellectual property infringement and in such cases, the company cannot guarantee that its financial and other resources are

going to be enough to defend itself during such scenarios.

Future business/operational uncertainty: The company cannot assure that it will be able to identify, manage and benefit from existing and potential market opportunities. The company can make no guarantee that its current systems, processes, and controls will be efficient, effective, and adequate to support its future growth and operations.

Similarly, ineffective budgeting, forecasting, and other business processes issues might affect the company's expansion plan and hurt the company's business, operations, and financials leading to increased costs decreased revenue and even closure of the business.

Reliance on the Founders and Managers: The founders and managers have complete control over the company currently and even after the successful completion of the seed round, they will have substantial control over the company and therefore, most if not all decisions for the company will rely on the best judgment of the founders and managers and any other officers that the company adds in the longer run.

General litigation risk: As with all businesses regardless of the industry, the company can be sued at any time. The company might be a party to legal claims and proceedings that might significantly hamper the company operations and sustainability/viability of the business and its entire operations.

Food safety and other laws & regulations: The food and beverage category in the US is highly regulated by federal, state and local institutions. The FDA regulates "tea" as almost any other food category and therefore, the rules and guidelines adopted by the agency give almost all part of the company's operations. The company's resources might sometimes not be adequate to the regulatory requirements which can delay the company's operations at large.

Furthermore, the company relies heavily on its farmer partners for the ingredients and final products and since they are located in Nepal, it might be quite difficult to monitor and maintain standard requirements applicable to the US. Moreover, the company depends on its staff and other partners to follow safe handling practices, however, if problems arise in these systems, the company's reputation, business operations, and ability to stay competitive in the market might be lost.

Supply Inefficiencies: The company is heavily reliant on agricultural products for revenue generation. Production or

supply-side risks stem from uncertain and unpredictable natural growth processes and systems of crops that are affected by climate, weather, pests and diseases, manpower, and so on. Therefore, any fluctuations in the production and supply chain will severely impact the company's ability to exist and grow the business substantially.

Technological Issues: The company's business model is heavily reliant on technology from the production, and packaging aspects to the marketing and selling aspects. A Significant portion of the communication and sales is carried out through online channels. While the systems are external, they are susceptible to interruptions due to factors beyond the control of the company including, but not limited to, natural disasters, telecommunications failures, computer viruses, or other security issues. These issues could potentially hamper the operations and financial viability of the company. While these security concerns are handled primarily by our e-commerce platform, if the company is not able to identify its growing needs on time and adapt to the changing environments, the company might be negatively affected and as such would restrict its growth potential.

Projections: The financial projections provided are based on assumptions, facts, events, forecasts and other factors the company may have no control over. Therefore, if the company is unable to achieve the growth that is forecasted, the returns might be severely affected, and or the company may eventually fail.

Forward-Looking Statements: The company's business plans, financial projections and any other information provided to the potential investors contain, or incorporate by reference, statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, and amended and Section 21E of the Securities Exchange Act of 1934, as amended.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000	1,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	US Small Business Administration
Issue date	07/20/21
Amount	$89,500.00
Outstanding principal plus interest	$89,500.00 as of 07/25/22
Interest rate	3.75% per annum
Maturity date	05/16/50
Current with payments	Yes

Economic Injury Disaster Loan

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2021	Section 4(a)(2)		$10,000	General operations
12/2021	Section 4(a)(2)		$18,809	General operations
3/2023	Regulation D, 506(c)	SAFE	$215,000	General operations
11/2023	Section 4(a)(2)	SAFE	$235,000	General operations
1/2024	Regulation Crowdfunding	SAFE	$156,903	General operations
3/2024	Regulation D, Rule 506(c)	SAFE	$45,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Pramila Subedi, Nishchal Banskota, and Nabin Banskota
Amount Invested	$18,809.00
Transaction type	Other
Issue date	12/30/21

Relationship	Partners

Partner Contribution as an LLC members

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of

important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Teas from Nepal that transform the 150-year-old tea industry.

I am a second-generation tea producer myself and have firsthand witnessed the catalytic role tea has played in transforming an impoverished village into a thriving community in rural Nepal. Furthermore, the idea that in today's progressive world, tea farmers live under $2 a day is not fair and we want to change that by empowering farmers.

Milestones

Nepal Tea Collective Public Benefit Corporation was organized in the State of Delaware in January 2022.

Since then, we have:

- 🌿 A public benefit corporation investing 1% of top-line revenue directly to empower farmers

- 📈 Featured in New York Times, Forbes | 4.8 average rating | 8M+ cups sold | 78% average growth rate

- 🏆 Voted top 10 among 100+ global brands | won multiple national and international tea awards

- 🍵 Led by 2nd generation tea producer with a legacy of producing teas for over 40 years

- 🤓 Sets a new standard for transparency and traceability via QR codes/blockchain ledger tech

- ♻️ Potential to offset carbon from the environment while generating additional income for 70K farmers

- 💰 The global Tea Market is expected to be worth US$ 104.2 Billion by 2029 with a CAGR of 6.6%

Historical Results of Operations

Our company was organized in January 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $801,803.58 compared to the year ended December 31, 2023, when the Company had revenues of $612,662.99. Our gross margin was 43.44% in fiscal year 2024, and 43.26% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $880,567.03, including $164,010 in cash. As of December 31, 2023, the Company had $497,075.15 in total

assets, including $161,799.47 in cash.

- *Net Loss.* The Company has had net losses of $194,657.56 and net losses of $136,833.28 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $559,249.21 for the fiscal year ended December 31, 2024 and $301,868.95 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $89,500 in debt and $280,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 16 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Nepal Tea Collective Public Benefit Corporation cash in hand is $188,277, as of March 2025. Over the last three months, revenues have averaged $116,651/month, cost of goods sold has averaged $78,517/month, and operational expenses have averaged $28,681/month, for an average net margin of $9,453 per month. Our intent is to be profitable in 36 months.

Q4 is generally when we book our largest recurring revenues. We have also invested in vertically integrating ourselves at the origin which should give us a significant edge on reducing COGs

Revenue for the next 6 months is expected to be around 700K with expenses of approx. 400K. Significant expenses will be towards product development and salaries of the team.

We are not profitable yet. However, we expect to be profitable by the end of 2025 or early 2026. We will require one more funding round (Series A for 3 million) to attain profitability by significantly scaling our sales and reaching economies of scale with reference to product development and supply chain.

We are currently covering our short-term burn through our raised funds in 2022 & 2023. We also have access to short-term revenue-based loans through shopify if the need be.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nishchal Banskota, certify that:

(1) the financial statements of Nepal Tea Collective Public Benefit Corporation included in this Form are true and complete in all material respects ; and

(2) the financial information of Nepal Tea Collective Public Benefit Corporation included in this Form reflects

~~accurately the information reported on the tax return for~~

accurately the information reported on the tax return for Nepal Tea Collective Public Benefit Corporation filed for the most recently completed fiscal year.


Nishchal Banskota
Founder & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his

or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> http://nepalteacollective.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

> Financials 1
> Financials 2
> Financials 3

Appendix D: Director & Officer Work History

Nabin Banskota
Nishchal Banskota
Nishu Acharya

Appendix E: Supporting Documents

ttw_communications_106237_000138.pdf
ttw_communications_106237_003726.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Nabin Banskota

Nishchal Banskota

Nishu Acharya

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Nepal Tea Collective Public Benefit Corporation

By

Nishchal Banskota

Founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Nishchal Banskota

Founder/CEO
3/11/2025

Nabin Banskota

Director
3/12/2025

Nishu Acharya

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.